 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-36565

INNOCOLL AG

(Exact Name of Registrant as Specified in Its Charter)

Innocoll AG

Unit 9, Block D

Monksland Business Park

Monksland, Athlone, Co. Roscommon

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Innocoll AG (the "Company") is furnishing the Investor Presentation, dated September 2015, attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the "Investor presentation"), which the Company may use from time to time in presentations to investors and other stakeholders. The Investor Presentation will also be available on the Company’s website at www.innocollinc.com.

The information in this Report of Foreign Private Issuer on Form 6-K, including the attached Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Exhibits
99.1	Investor Presentation dated September 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Vice President, Finance Director, Europe

Date: September 21, 2015

EXHIBIT INDEX

99.1	Investor Presentation dated September 2015